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                               EXHIBIT 21


Subsidiaries of the Issuer


     The Issuer has three wholly-owned subsidiaries, Wolfpack Subsidiary Corp. (which was organized under the laws of the State of Delaware on May 14, 1998), AAM Investment Council, Inc. (which was organized under the laws of the State of Pennsylvania on February 15, 1990) and Dina Porter, Inc. (which was organized under the laws of the State of North Carolina on May 8, 1998).